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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 17, 2004 and February 18, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press releases:

—
KPN sells stake in Eutelsat, dated February 17, 2004;

—
Final agreement collective labour agreement and social plan KPN, dated February 17, 2004;

—
KPN reaches agreement with tax authorities, dated February 18, 2004.

Press Release

KPN sells stake in Eutelsat	Date 17 February 2004 Number 006pe

        KPN has sold its stake in Eutelsat s.a., one of the world's leading satellite operators and based in Paris. The total proceeds received are approximately EUR 70 million. KPN's book profit is approximately EUR 34 million.

Press Release

Final agreement collective labour agreement and social plan KPN	Date 17 February 2004 Number 007pe

        KPN has reached final agreement with the unions regarding the collective labour agreement and social plan for the period from January 1 2004 until the end of December 2005. The new collective labour agreement introduces performance-related pay to all employees.

Press Release

KPN reaches agreement with tax authorities	Date February 18, 2004 Number 008pe

        After numerous discussions carefully weighing the very complex fiscal issues and the uncertainty of a court case KPN and the Dutch tax authorities have reached agreement regarding the tax consequences of the legal restructuring of KPN's German mobile activities (February 2001) as well as the financial restructuring of KPN Mobile (December 2002).

        The agreement contains three main elements:

  •
  The valuation of KPN Mobile for Dutch tax purposes in December 2002 has been agreed upon. This fiscal value directly influences the fiscal loss to be claimed by Royal KPN and correspondingly the fiscal gain to be recognized by KPN Mobile in 2002. This tax loss and corresponding tax gain is set at EUR 6 billion.

  •
  The German operations are treated as a German branch for Dutch tax purposes.

  •
  The discussions on the fiscal valuation of E-Plus have led to a temporary tax loss attributable to the German branch of KPN Mobile amounting to EUR 11.5 billion. This loss will be recaptured by any future profits of E-Plus, reversals of impairments on intangibles to a maximum of 2 billion or by a fiscal book gain on a theoretical sale of E-Plus.

        This compromise results in a positive effect on the net income in 2003 of EUR 1.08 billion. This increase in net income will strengthen KPN's equity.

        Based on this compromise and depending on general economic, market and business developments, Royal KPN and KPN Mobile expect to move into a tax paying position not earlier than 2006.

Press Release

Annex to press release: KPN reaches agreement with tax authorities	Date February 18, 2004 Number 008pe annex

HISTORICAL OVERVIEW

        For Dutch tax purposes, Royal KPN (owner of the majority of KPN's fixed activities) and KPN Mobile are separate fiscal unities and therefore different taxpayers. In this document reference is made to these different taxpayers using the terms 'KPN Mobile' and 'Royal KPN' respectively.

        In February 2001, we finalized the legal restructuring of our activities in Germany, which resulted in a German partnership structure that is transparent for German corporate income tax purposes and in consequence constitutes a permanent establishment of KPN Mobile for German tax purposes, covering all of KPN Mobile's German operations, including its 77.49% interest in E-Plus. In 2001 and 2002 KPN impaired German assets for EUR 20.3 billion consisting of impairment on goodwill in 2001 of EUR 13.7 billion, impairment on goodwill in 2002 of EUR 1.4 billion and an impairment on the UMTS licenses in 2002 of EUR 5.2 billion

        On March 13, 2002, Bellsouth exercised its exchange right and Royal KPN acquired the remaining 22.51% interest in E-Plus.

        In December 2002, we restructured our Mobile activities in order to arrive at a more transparent financial structure and to strengthen KPN Mobile's financial position. This financial restructuring consisted of various steps under which Royal KPN converted EUR 14 billion of outstanding shareholder loans into 7 billion newly issued ordinary KPN Mobile shares with a nominal value of EUR 2 per share. In addition, Royal KPN sold its EUR 2.2 billion shareholder loans in E-Plus to KPN Mobile for an amount of EUR 0.6 billion. Subsequently, the financial restructuring led to a capital injection in E-Plus of EUR 1.9 billion, and E-Plus repaid its project financing for the same amount.

Tax consequences of the legal and financial restructuring

        The tax consequences of the legal and financial restructuring have been discussed with the Dutch Tax authorities. In those discussions we addressed, amongst others, the following issues:

  •
  the value of KPN Mobile for tax purposes as per December 2002;

  •
  the recognition of the German transparent branch office for Dutch tax purposes;

  •
  the valuation of E-Plus for Dutch tax purposes;

  •
  the Dutch fiscal characterization of the investment in and the loans to the German permanent establishment; and

  •
  the computation of the taxable profits (losses) of E-Plus;

        According to Dutch tax law the difference between the nominal value and the fiscal value of the converted shareholder loans as well as the purchased loans could lead to a fiscal loss for Royal KPN and a corresponding fiscal gain for KPN Mobile. Our best estimate of such a difference was approximately EUR 8 billion.

        In the worst case, the EUR 20.3 billion of impairment losses taken within KPN Mobile would not be recognized as losses for Dutch tax purposes. Royal KPN would have realized a loss of EUR 8 billion and KPN Mobile would have realized a similar gain for tax purposes. This would have resulted in a current tax payable of approximately EUR 3 billion (EUR 8 billion at a nominal tax rate of 34.5%) at the KPN Mobile level and a carry forward loss at Royal KPN, which would have resulted in a EUR 3 billion deferred tax asset.

        After numerous discussions carefully weighing the very complex fiscal issues and the uncertainty of a court case, KPN and the Dutch tax authorities reached a compromise, which according to KPN does justice to the different positions taken during the discussions.

        The key elements of the agreement can be summarized as follows:

  •
  Upon conversion of the EUR 14 billion shareholder loans, Royal KPN realizes a loss for tax purposes of EUR 6 billion, which can be used to offset profits of 2002 and 2003. The remaining fiscal loss can be carried forward indefinitely to shelter future taxable profits of Royal KPN. KPN Mobile must recognize a corresponding taxable gain of EUR 6 billion.

  •
  The German partnership structure of E-Plus is transparent for Dutch tax purposes and, as a consequence, KPN Mobile is deemed to carry on business in Germany through a permanent establishment.

  •
  The interest accruals on the shareholder loans to E-Plus are ignored for Dutch tax purposes as the vast majority of these loans are considered to be equity. For KPN Mobile EUR 500 million of related interest expense is not tax deductible in the Netherlands.

  •
  The losses incurred by the German permanent establishment are set at EUR 11.5 billion. For Dutch tax purposes, these losses can be used to offset the Dutch operating profits of KPN Mobile. Future profits of the permanent establishment will however be taxable in the Netherlands until the entire loss of the German permanent establishment has been recaptured. Thereafter profits of the German permanent establishment are exempt from Dutch taxation. For this purpose, the reversal of the loss of the permanent establishment is computed on the basis of the operating results of E-Plus before depreciation, amortization and impairments, including "exceptional items" if any. Should KPN reverse impairments on intangible assets of E-Plus, a corresponding gain should be recognized for tax purposes up to a maximum of EUR 2 billion, to be included in the taxable profits of the permanent establishment in five annual installments. Finally, in the currently not anticipated event that KPN disposes of its investment in E-Plus, this could result in a taxable gain for Dutch tax purposes to the extent prior losses are not fully recaptured at that time.

        The compromise should have no impact on the fiscal treatment of the German branch for German tax purposes.

Accounting and cash consequences for Royal KPN

        Royal KPN realized a taxable loss in the amount of EUR 6 billion at the end of 2002. For this carry forward loss we have recognized a deferred tax asset of EUR 2,070 million (34.5% of EUR 6 billion), since we expect to recover the taxable loss within a foreseeable time. According to the compromise the shareholder loans to E-Plus for tax purposes have been treated as equity. Therefore interest received on these loans is exempt from corporate income tax in the Netherlands. Since Royal

KPN recorded the interest income on its loans to its German operations as taxable income in the past, EUR 35 million tax benefits has been recorded following the compromise.

        Based on this compromise and depending on general economic, market and business developments Royal KPN expects to move into a taxpaying position not earlier than 2006.

Accounting and cash consequences for KPN Mobile

        KPN Mobile realized a taxable gain for an amount of EUR 6 billion at the end of 2002. The tax charge relating to this gain is EUR 2,070 million.

        According to the compromise the shareholder loans to E-Plus for Dutch tax purposes have been treated as equity. Therefore interest received on these loans is exempt from corporate income tax in the Netherlands. For KPN Mobile EUR 500 million of related interest expense is not tax deductible in the Netherlands. This results in a tax charge of EUR 173 million.

        Since KPN Mobile recorded the interest income on its loans to its German operations as taxable income in the past, a EUR 1,218 million release of the existing deferred tax liability has been recorded following the compromise.

        The net effect from the compromise for KPN Mobile is a tax charge of EUR 1,025 million and a deferred tax liability for the same amount. This tax liability is deferred since the KPN Mobile gain of EUR 6 billion is offset by the EUR 11.5 billion tax losses incurred by the German branch of KPN Mobile. KPN Mobile will not pay tax as long as its accumulated fiscal losses available for future compensation, including the loss of the German branch, exceeds the taxable profits.

        For the losses of the German permanent establishment no deferred tax asset has been accounted for since it has no permanent character.

        Based on this compromise and depending on general economic, market and business developments Royal KPN expects to move into a taxpaying position not earlier than 2006

Accounting in the consolidated financial statements

        The consolidated effect is a tax benefit amounting to EUR 1,080 million and a similar increase in shareholders' equity.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 20, 2004	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES